Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

Supplement No. 6

(To Prospectus dated March 16, 2006 and Prospectus Supplement dated March 16, 2006)

$2,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due November 15, 2035

This supplement updates and amends certain information contained in the prospectus dated March 16, 2006, as supplemented by the prospectus supplement dated March 16, 2006, relating to the offer and sale from time to time by certain selling securityholders of up to $2,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Notes due November 15, 2035, and any Common Stock issuable upon conversion of the notes. In April 2007, the outstanding Floating Rate Convertible Senior Notes due November 15, 2035 were redeemed for a mixture of cash and stock; the securities represented in this supplement include restricted shares of our Common Stock. The terms of the notes are set forth in the prospectus and prospectus supplement dated March 16, 2006. This supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus and prospectus supplement dated March 16, 2006, including any amendments or further supplements thereto. This supplement is qualified by reference to the prospectus and prospectus supplement dated March 16, 2006 and any amendments or further supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus or in the prospectus supplement dated March 16, 2006.

See “Risk Factors” beginning on page S-2 of the prospectus supplement dated March 16, 2006 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is July 17, 2007

The information in the table under the caption “Selling Securityholders” in the prospectus supplement dated March 16, 2006 is modified by adding the information below with respect to persons not previously listed in the prospectus supplement dated March 16, 2006 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus supplement dated March 16, 2006 or any amendments or supplements thereto with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Argent Classic Convertible Arbitrage Fund L.P.(3)	1,570,000	1,570,000	17,444		17,444	0	0
Argent Classic Convertible Arbitrage Fund II, L.P.(3)	390,000	390,000	4,333		4,333	0	0
Class C Trading Company, Ltd.(3)	1,025,000	1,025,000	11,389		11,389	0	0
Cowen and Company LLC(4)	49,680	49,680	552		552	0	0
Lehman Brothers Inc.(4)	37,350	37,350	153,954	(5)	415	0	153,539	(5)
Premier Investment Funds Ltd Global Yield Plus Fund	1,000,000	1,000,000	11,111		11,111	0	0
S.A.C. Arbitrage Fund, LLC(6)	45,000,000	45,000,000	1,028,215	(7)	500,000	0	528,215	(7)
Swiss Re Financial Products Corporation(8)	641,341	641,341	14,076		7,126	0	6,950
Xavex Convertible Arbitrage 10 Fund(3)	1,650,000	1,650,000	33,591	(9)	18,333	0	15,258	(9)

(1)

Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 11.1111 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.
(3)

Nathaniel Brown and Robert Richardson are the natural persons that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(4)	This selling securityholder has identified itself as a broker-dealer.
(5)

Consists of $16,000,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 issued by Prudential Financial, Inc. pursuant to the Prospectus Supplement, dated April 11, 2007. The 153,539 shares of our Common Stock beneficially owned by Lehman Brothers Inc. were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(6)

Pursuant to an investment agreement, each of S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC share all investment and voting power with respect to this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes held by S.A.C. Arbitrage Fund, LLC. Mr. Steven A. Cohen controls both S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC. For purposes of the reporting requirements of the Exchange Act, S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC may be deemed the beneficial owners of the notes; however, S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, LLC and Mr. Steven A. Cohen expressly disclaim that they are, in fact, the beneficial owners of the notes.

(7)

Consists of $45,000,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 issued by Prudential Financial, Inc. pursuant to the Prospectus Supplement dated April 11, 2007 and 96,386 shares of our Common Stock. The 431,829 shares of our Common Stock beneficially owned by S.A.C. Arbitrage Fund, LLC were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(8)	This selling securityholder has identified itself as an affiliate of a broker-dealer.
(9)

Consists of $1,590,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 issued by Prudential Financial, Inc. pursuant to the Prospectus Supplement dated April 11, 2007. The 15,258 shares of our Common Stock beneficially owned by Xavex Convertible Arbitrage 10 Fund were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.